HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218 File No: 36330.000004

March 22, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention	Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance

The Brink’s Company

Schedule TO-I, filed on March 9, 2006 (the “Schedule TO”)

SEC File No. 005-13699

Dear Mr. Duchovny:

As counsel to The Brink’s Company, a Virginia corporation (the “Company”), we are transmitting herewith for filing pursuant to Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO (“Amendment No. 1”), along with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. David I. Meyers, dated March 20, 2006. The Amendment No. 1 reflects changes made to the above-referenced Issuer Tender Offer Statement on Schedule TO originally filed with the Commission on March 9, 2006. Such changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the tender offer materials.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to Amendment No. 1.

ATLANTA BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS KNOXVILLE

LONDON McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SINGAPORE WASHINGTON

www.hunton.com

Securities and Exchange Commission

March 22, 2006

Offer to Purchase

Summary, Page 1

1.            We note from the disclosure at the bottom of page 2 that you have reserved the right to acquire the shares from shareholders who would own fewer than 100 shares as a result of proration. Please advise as to whether you would acquire the shares as part of the offer. If so, please address your ability to do so with regard to Rules 13e-4(f)(3)(i) and 13e-4(f)(8).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 11 of the Offer to Purchase to delete the following sentences:

“We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders all shares owned beneficially or of record at or below the purchase price and who, as a result of proration, would then own a total of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of this right, subject to applicable law.”

Recent Developments, Page 12

2.            We note in the press release filed as exhibit (a)(5)(a) to your Schedule TO that your board of directors approved a share repurchase program following ten days after the expiration of the current tender offer to repurchase shares in a dollar amount sufficient to make up the difference between the repurchases made pursuant to the current offer and $600 million. Please reconcile the discrepancy between that statement and your disclosure in the penultimate paragraph on page 12 of your offer document.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Offer to Purchase to clarify that the Company’s Board of Directors approved a share repurchase program following ten business days after the expiration of the tender offer that authorizes management to repurchase up to the difference between the aggregate dollar amount that is repurchased pursuant to the tender offer and $600 million of its common stock, from time to time as market conditions warrant and covenants under existing agreements permit.

Securities and Exchange Commission

March 22, 2006

Conditions of the Tender Offer, Page 23

3.            Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:

The Company acknowledges the Staff’s comment and supplementally confirms its understanding of the Staff’s position that the Company may not fail to assert a triggered offer condition and therefore waive it without officially doing so.

Source and Amount of Funds, Page 26

4.            We note that you may use borrowings from a bank credit facility to purchase shares. If so, please provide the information required by Item 1007(d) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Offer to Purchase to provide additional information pursuant to Item 1007(d) of Regulation M-A.

Information about Our Shares, Page 27

5.            With respect to your disclosure in the penultimate paragraph of this section please tell us why you need to qualify your disclosure "to the best of [your] knowledge" given your disclosure that your disclosure is based on records and information provided to you. Alternatively, please explain or delete the qualifier.

Securities and Exchange Commission

March 22, 2006

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Offer to Purchase to delete the qualifier, “to the best of our knowledge.” The revised sentence on page 29 of the Offer to Purchase now states:

“Based on our records and information provided to us by our directors, executive officers, associates and subsidiaries, neither we, nor any of our associates or subsidiaries, directors or executive officers or any associates or subsidiaries thereof, have effected any transactions in our shares during the 60 days before March 9, 2006, except customary and ongoing purchases of shares through (a) purchases under The Brink's Company 401(k) Plan, (b) regular deferrals to an incentive account under the Key Employees' Deferred Compensation Program (the “Program”) and (c) dividend payments on the amounts in the Program.”

Federal Income Tax Consequences, Page 30

6.            Delete the reference to this discussion being for "general information only" (page 33). Security holders are entitled to rely upon the discussion.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Offer to Purchase to delete the following sentence in its entirety:

“THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY.”

Letter of Transmittal

7.            We note that beginning on page 6 of the Letter of Transmittal you improperly require tendering security holders to certify that they "understand" the terms of the tender offer. Please revise to delete the requirement that security holders certify that they "understand" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they understand the offer materials as a waiver of liability and that you promises not to assert that this provision constitutes a waiver of liability.

Securities and Exchange Commission

March 22, 2006

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Letter of Transmittal to delete the requirement that security holders certify that they “understand” the tender offer.

* * * * * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-7209 or Louanna O. Heuhsen, Esq. at (804) 788-8717.

Very truly yours,

/s/ David I Meyers

David I. Meyers

Enclosures

cc:	McAlister C. Marshall, II, Esq.
Louanna O. Heuhsen, Esq.
Brian L. Hager, Esq.